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June 4, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 3628

Re:	Care Investment Trust, Inc.
Schedule TO-I/A / 13E-3/A (Amendment No. 1)
Filed on May 19, 2010
SEC File No. 005-82950

Preliminary Proxy Statement (Amendment No. 1)
Filed on May 18, 2010
SEC File No. 001-33549
Dear Mr. Duchovny:
On behalf of Care Investment Trust Inc. (“Care”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated May 28, 2010 (the “Comment Letter”) relating to the preliminary Schedule 14A filed by Care on May 18, 2010, as amended (File No. 001-33549) (the “Proxy Statement”) and Schedule TO-I/13E-3 filed by Care on May 19, 2010, as amended (File No. 005-82950) (the “Schedule TO-I/13E-3”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement, the Schedule TO-I/13E-3 or the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (the “Offer to Purchase”) as context dictates.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
June 4, 2010

Revised Preliminary Proxy Statement
1. We note your response to comment 1 of our letter dated May 5, 2010. It is not clear to us that financing for the transaction is “assured” because Tiptree is required to deposit sufficient funds with an escrow agent as a condition to closing and the purchase and sale agreement contains a representation and warranty to such effect. Please provide us with further support for your assertion that financing is assured or revise the proxy statement to provide the information required by Item 14(c)(1) of Schedule 14A with respect to Tiptree.
In response to the Staff’s comment, Care respectfully submits that financial information about Tiptree Financial Partners, L.P. (“Tiptree”) is not required by Item 14(c)(1) of Schedule 14A because such information is not material to an informed voting decision of the stockholders of Care, since the financing for the transaction is “assured” as described in Instruction 2(a) to Item 14 for the following reasons:
     (i) Tiptree has sufficient unencumbered cash, net of short-term accruals and liabilities, to complete its purchase of shares of Care, which requires it to deposit $60,430,932 in escrow. As of March 31, 2010, Tiptree’s most recent quarter end, it had $99.9 million of unencumbered cash and $4.4 million of short-term accruals and liabilities recorded on its balance sheet. On June 1, 2010, its financial position was even stronger. As of such date, Tiptree had $100.5 million of unencumbered cash and $1.5 million of short-term accruals and liabilities on its balance sheet;
     (ii) Taking into account Tiptree’s anticipated business activities and expenses through to the closing date of the stock issuance, Tiptree is expected to have a similar financial position as at June 1, 2010, and will continue to have from June 1, 2010 through the date immediately prior to the closing, sufficient cash to enable it to fund its escrow deposit in full;
     (iii) Care’s special committee and board of directors relied upon Tiptree’s reputation and financial strength and the absence of a financing contingency in approving the stock issuance and made such inquiries as they deemed appropriate to satisfy themselves that financing for such transaction is assured. In connection therewith, prior to executing the Purchase Agreement, Care’s special committee and board of directors required Tiptree to provide evidence of Tiptree’s financial ability to fund the stock issuance, including a copy of its balance sheet for the year ended December 31, 2009, which evidenced sufficient cash on hand to fund the stock issuance in full;
     (iv) As previously noted in Care’s May 19, 2010 response to Comment 1 of the Staff’s letter dated May 5, 2010, Care specifically negotiated for a representation from Tiptree in Section 4.8 of the Purchase Agreement that Tiptree has, and will have immediately prior to the closing of the stock issuance, sufficient cash or other sources of immediately available funds to

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
June 4, 2010

enable it to deposit $60,430,932 with the escrow agent. The Purchase Agreement also provides in Section 6.10 that Tiptree shall provide Care with prompt notice of the occurrence of any event which is reasonably likely to cause any Tiptree representation or warranty to be untrue or inaccurate in a manner that would cause the conditions to the stock issuance not to be satisfied as of the closing date or the conditions to the tender offer not to be satisfied by the date of Care’s acceptance for payment of shares in the tender offer; and
     (v) As previously noted, as a condition to Care’s acceptance for payment of shares in the tender offer, Tiptree is required to deposit $60,430,932 with the escrow agent.
     We have added disclosure in the Proxy Statement containing the information discussed in items (i) — (iv) above.
     In addition, we note that, as discussed in Care’s May 19, 2010 response to Comment 6 of the Staff’s letter dated May 5, 2010, because Tiptree may be deemed a “bidder” in the tender offer, it is filing a Schedule TO-T and pursuant to supplemental conversations with the Staff is filing a Schedule TO-C simultaneously with the submission of these responses. The instructions to Item 10 of Schedule TO provide that financial statements for an offeror in a tender offer must be provided when the offeror’s financial condition is material to a security holder’s decision whether to tender the securities sought. Instruction 2 to Item 10 of Schedule TO clarifies that financial statements are not considered material when:
     (a) the consideration offered consists solely of cash;
     (b) the offer is not subject to any financing condition; and either:
     (c) the offeror is a public reporting company, or
     (d) the offer is for all outstanding securities of the subject class.
     Because the Care tender offer satisfies parts (a), (b) and (d) of Instruction 2, Tiptree does not need to provide financial statements in its Schedule TO-T pursuant to Item 10 of Schedule TO.
     The Commission’s adopting release for Item 14(c)(1) and Instruction 2(a) of Item 14 of Schedule 14A indicate that the revisions to Item 14 were intended to prevent disclosure requirements in Item 14 from being unnecessarily burdensome and inconsistent with the level of information that would be required if the same transaction was structured as an all-cash, all-share tender offer. Since Tiptree does not need to provide financial statements in its Schedule TO-T, we believe that it would be inconsistent to require financial statement disclosure for Tiptree pursuant to Item 14 of Schedule 14A.
2. We note your response to comments 2 and 4, we are continuing to consider your analysis and we may have further comment.
The Company respectfully acknowledges the Staff’s response.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
June 4, 2010

Amended Schedule 13E-3
3. We disagree with your response to prior comment 3 and we reissue it. We note that the proxy solicitation is a transaction included in the definition in Rule 13e-3(a)(3)(i)(C) which, inextricably together with the tender offer, constitutes a series of transactions that has “either a reasonable likelihood or a purpose of producing, either directly or indirectly” the effect described in Rule 13e-3(a)(3)(ii)(A). For further guidance, refer to Question 4 of Exchange Act Release No. 34-17719 (April 13, 1981).
Care respectfully submits to the Staff that the proxy solicitation for stockholder approval of the Tiptree share purchase (“Tiptree Share Purchase”) is not covered by Rule 13e-3. The Tiptree Share Purchase is not part of a “series of transactions” designed to produce the going private effects described in Rule 13e-3(a)(3)(ii)(A). It is important to note that the issuer tender offer is itself not even a “true” going-private transaction. Care is currently eligible to deregister because it has fewer than 300 record holders of its common stock, and Tiptree’s intention (as evidenced by its contractual representation, warranty and covenant) is to maintain Care as a public-reporting and NYSE-listed company. Care complied with Rule 13e-3 in connection with its Schedule TO filing because, notwithstanding Tiptree’s intentions and its covenant to use commercially reasonable efforts to maintain Care’s NYSE listing post-closing, there could be no guarantee that Care’s cash tender offer, which the board felt strongly should be open to all stockholders and for all of Care’s issued and outstanding shares, would not result in Care having too few stockholders to comply with NYSE’s minimum stockholder requirement under the continued listing rules.
The Staff points to Question 4 of Exchange Act Release No. 34-17719 (April 13, 1981) (the “Release”) as support for its assertion that the Tiptree Share Purchase is part of “a series of transactions” that “has either a reasonable likelihood or purpose of producing, either directly or indirectly” a going private effect. The two “going private effects” are deregistration and delisting. Care is currently eligible to deregister because it has fewer than 300 stockholders of record, so the deregistration prong is not applicable to this analysis. The Rule 13e-3 concern relates to Care’s ability to remain listed on the NYSE. In the Release, the Staff states that a transaction might be viewed as part of a “series of transactions” in a going private transaction if such transaction is “effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved.” First, as discussed above, neither party is seeking to achieve a “going private” result in this transaction. This is not a “true” going private transaction. Second, even if the issuer tender offer were a “true” going private transaction, the Tiptree Share Purchase has no impact on the “success” of the issuer tender offer or the “expenses” associated with such transaction. The Tiptree Share Purchase will not reduce the number of stockholders. Rather, the issuance of stock to Tiptree increases Care’s stock distribution and number of stockholders for NYSE listing purposes.
The “series of transactions” language in Rule 13e-3(a)(3) and the Release were clearly designed to address the policy concern that target stockholders in a “true” going private transaction would not have timely access to the disclosure required by Rule 13e-3 prior to making their own

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
June 4, 2010

investment or voting decision in the transaction. The example cited in the Release illustrates this concern. The example relates to a merger between two affiliated entities where the acquiror purchases shares of the target affiliate in the open market prior to soliciting target stockholder approval of the merger in order to reduce the cost of the acquisition and/or ensure that a legally sufficient number of shares will be voted for the merger. The concern highlighted by the example cited in the Release is the timing of when the “going private transaction” actually commences and the availability of the disclosure required by Rule 13e-3 to the target company’s stockholders before they make an investment or voting decision with respect to such transaction. These policy concerns are not present in this case.
Schedule TO-I/A
4. We note your response to prior comment 7 and we reissue it. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
In response to the Staff’s comment, we have revised Schedule TO/13E-3 to include the calculations of the ratio of earnings to fixed charges in accordance with Item 1010(a)(3) of Regulation M-A.
Offer to Purchase
Cautionary Statement Concerning Forward-Looking Statements. page x
5. We reissue prior comment 13. Please relocate this and the “Introduction” section following it such that the “Special Factors” follow immediately the Summary Term Sheet section.
In response to the Staff’s comment, we have revised the Offer to Purchase to ensure that the “Special Factors” section immediately follows the Summary Term Sheet.
Reasons for the Tender Offer, page 2
6. We reissue prior comment 17 as it related to the letter from Cambridge Holdings. We are unable to find any revisions in this respect.

Mr. Daniel F. Duchovny
United States Securities and Exchange Commission
June 4, 2010

We respectfully advise the Staff that the details of the March 2, 2010 letter from Cambridge Holdings were included in the “Reasons for the Tender Offer” disclosure. In response to the Staff’s comment, we have repeated such detail in the description of special committee and board meetings on March 11, 2010.
Fairness of the Tender Offer page 19
7. Consistent with comment 3 above, we reissue prior comment 18.
We respectfully acknowledge the Staff’s comment. Please see our response to Comment 3 above.
* * *
     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,
/s/ Thomas P. Conaghan
Thomas P. Conaghan

Enclosures

cc:	Paul F. Hughes Michael Littenberg, Esq.